Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q3’23 Results:
$30.1M Revenues with $0.30 Non-GAAP EPS

KFAR SAVA, Israel, October 26, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the third quarter and first nine months ended September 30, 2023.

Financial Results

Third Quarter: Silicom’s revenues for the third quarter of 2023 totalled $30.1 million compared with $39.2 million for the third quarter of 2022.

On a GAAP basis, net income for the quarter totalled $1.2 million, or $0.18 per share (basic and diluted), compared with $6.0 million, or $0.88 per diluted share ($0.89 per basic share), for the third quarter of 2022.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $2.1 million, or $0.30 per share (basic and diluted), compared with $6.9 million, or $1.01 per diluted share ($1.02 per basic share), for the third quarter of 2022.

First Nine Months: Silicom’s revenues for the first nine months of 2023 totalled $105.4 million, unchanged compared with $105.4 million for the first nine months of 2022.

On a GAAP basis, net income for the period totalled $8.6 million, or $1.26 per diluted share ($1.27 million per basic share), compared with $12.7 million, or $1.87 per diluted share ($1.90 per basic share) for the first nine months of 2022.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $10.7 million, or $1.57 per diluted share ($1.58 per basic share), compared with $14.6 million, or $2.15 per diluted share ($2.18 per basic share) for the first nine months of 2022.

Guidance

Given our customers’ continued draw-down of the high component inventories they built during Covid and persistent macro-economic headwinds, we project that Q4 revenues will range between $20 and $21 million, and that 2024 as a whole will be challenging. However, we expect to return to double digit growth in 2025.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “While our third quarter revenues were in line with our projections, they were lower than they have been for the past two years, reflecting our customers’ continued draw-down of the large inventories they had stockpiled during the Covid era, compounded by ongoing macro-economic headwinds. Given the persistent volatility and low visibility of this market environment, we expect the next several quarters to continue to be challenging. Thus, we have already begun to take several actions to manage discretionary costs and align spending with the current environment.

“Nonetheless, we strongly believe that we will return to double digit growth in 2025. This is based both on the potential of the projects in our pipeline, which we expect to lead to growth-driving Design Wins, and our large ‘inventory’ of early-stage Design Wins, which we expect to ramp up significantly over time. In parallel, we are encouraged by the market’s steadily growing need for our strategic offerings – especially our hardware acceleration smart NICs Server Adapter and Edge Systems, which are recognized as critical enablers for next-generation telco and enterprise networks. Recent examples include the steady expansion of our business with a leading US-based provider of enterprise telco services, which alone offers growth potential of ~$10 million in 2025, and our ongoing discussions/POCs with major AI, cybersecurity and SASE players.”

Mr. Eizenman concluded, “As we navigate the challenges of the short-term environment, we see that our long-term demand drivers remain intact, and we remain well-positioned as a key industry player. Given the growing potential of our existing design wins, our long and deep pipeline and our continually growing total addressable market, I am optimistic regarding our long-term future, from 2025 and beyond.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, October 26th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing, sales & marketing, development and customer support activities, the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economy uncertainty  which may impact customer demand through their exercising greater caution and selectivity with their short-term IT investment plans, as well as those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	September 30,	December 31,
	2023	2022

Assets

Current assets
Cash and cash equivalents	$42,691	$30,734
Marketable securities	6,991	4,020
Accounts receivables: Trade, net	31,269	27,258
Accounts receivables: Other	3,149	3,620
Inventories	63,296	87,985
Total current assets	147,396	153,617

Marketable securities	17,617	15,163
Assets held for employees’ severance benefits	1,283	1,715
Deferred tax assets	20	502
Property, plant and equipment, net	3,811	4,488
Intangible assets, net	7,285	6,710
Right of Use	7,542	8,441
Goodwill	25,561	25,561
Total assets	$210,515	$216,197

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$6,660	$15,922
Other accounts payable and accrued expenses	7,929	9,641
Lease Liabilities	2,087	1,549

Total current liabilities	16,676	27,112

Lease Liabilities	4,457	6,291
Liability for employees’ severance benefits	2,522	3,425
Deferred tax liabilities	89	74

Total liabilities	23,744	36,902

Shareholders' equity
Ordinary shares and additional paid-in capital	69,778	66,578
Treasury shares	(39,174)	(34,896)
Retained earnings	156,167	147,613
Total shareholders' equity	186,771	179,295

Total liabilities and shareholders' equity	$210,515	$216,197

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2023	2022	2023	2022
Sales	$30,057	$39,165	$105,368	$105,389
Cost of sales	20,821	25,210	72,185	68,422
Gross profit	9,236	13,955	33,183	36,967

Research and development expenses	5,231	4,752	15,622	15,487
Selling and marketing expenses	1,946	1,799	5,343	5,181
General and administrative expenses	1,099	1,107	3,205	3,435
Total operating expenses	8,276	7,658	24,170	24,103

Operating income	960	6,297	9,013	12,864

Financial income (loss), net	434	525	1,201	2,025
Income before income taxes	1,394	6,822	10,214	14,889
Income taxes	183	834	1,660	2,204
Net income	$1,211	$5,988	$8,554	$12,685

Basic income per ordinary share (US$)	$0.18	$0.89	$1.27	$1.90

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,744	6,711	6,754	6,686

Diluted income per ordinary share (US$)	$0.18	$0.88	$1.26	$1.87

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,753	6,793	6,809	6,790

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2023	2022	2023	2022

GAAP gross profit	$9,236	$13,955	$33,183	$36,967
(1) Share-based compensation (*)	105	145	323	479
Non-GAAP gross profit	$9,341	$14,100	$33,506	$37,446

GAAP operating income	$960	$6,297	$9,013	$12,864
Gross profit adjustments	105	145	323	479
(1) Share-based compensation (*)	834	756	2,091	2,224
Non-GAAP operating income	$1,899	$7,198	$11,427	$15,567

GAAP net income	$1,211	$5,988	$8,554	$12,685
Operating income adjustments	939	901	2,414	2,703
(2) Lease liabilities - financial expenses (income)	(163)	(95)	(467)	(1,015)
(3) Taxes on amortization of acquired intangible assets	68	68	203	203
Non-GAAP net income	$2,055	$6,862	$10,704	$14,576

GAAP net income	$1,211	$5,988	$8,554	$12,685
Adjustments for Non-GAAP Cost of sales	105	145	323	479
Adjustments for Non-GAAP Research and development expenses	412	344	1,010	1,092
Adjustments for Non-GAAP Selling and marketing expenses	199	203	548	574
Adjustments for Non-GAAP General and administrative expenses	223	209	533	558
Adjustments for Non-GAAP Financial income (loss), net	(163)	(95)	(467)	(1,015)
Adjustments for Non-GAAP Income taxes	68	68	203	203
Non-GAAP net income	$2,055	$6,862	$10,704	$14,576

GAAP basic income per ordinary share (US$)	$0.18	$0.89	$1.27	$1.90
(1) Share-based compensation (*)	0.13	0.13	0.35	0.40
(2) Lease liabilities - financial expenses (income)	(0.02)	(0.01)	(0.07)	(0.15)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.03	0.03
Non-GAAP basic income per ordinary share (US$)	$0.30	$1.02	$1.58	$2.18

GAAP diluted income per ordinary share (US$)	$0.18	$0.88	$1.26	$1.87
(1) Share-based compensation (*)	0.13	0.13	0.35	0.40
(2) Lease liabilities - financial expenses (income)	(0.02)	(0.01)	(0.07)	(0.15)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.03	0.03
Non-GAAP diluted income per ordinary share (US$)	$0.30	$1.01	$1.57	$2.15

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))